15045638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 26 2015 REGISTRATIONS BRANCH

SEC FILE NUMBER
8-68917

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M2O Private Fund Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Water Street Suite 200
(No. and Street)

White Plains NY 10601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donal J. Orr 914-368-9795
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 2/26/15

2/27/15

OATH OR AFFIRMATION

I, Donal J. Orr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M2O Private Fund Advisors LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

ALEXIS DIAZ
Notary Public - State of New York
NO. 01DI6311887
Qualified in Bronx County
My Commission Expires Sep 22, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M_2O PRIVATE FUND ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

M_2O PRIVATE FUND ADVISORS LLC

Contents

M_2O PRIVATE FUND ADVISORS LLC

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 432,728
Accounts receivable	671,457
Fixed assets, at cost (less accumulated depreciation of $12,445)	8,376
Prepaid expenses	22,600
Other assets	9,906
	$ 1,145,067
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$ 26,495
Total liabilities	26,495
Members' equity	1,118,572
	$ 1,145,067

See notes to financial statement

M_2O PRIVATE FUND ADVISORS LLC

NOTE A - ORGANIZATION AND BUSINESS

M_2O Private Fund Advisors LLC (the "Company") is a limited liability company and was formed under the laws of the State of New York on May 26, 2011. On April 16, 2012, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

As an introducing broker-dealer, the Company acts primarily as a broker selling limited partnership units and actively engages in the sale and marketing of private placements. The Company does not carry accounts for customers or perform any custodial functions related to any securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Income from Underwriting and Selling Group:

All revenues are recorded as earned at the time of each fund closing date on which the Company is entitled to compensation, as long as all engagement terms have been satisfied and the amount due is not subject to any contingencies. Income from Underwriting and Selling Group includes monthly and other advisory fees as earned.

For the year ended December 31, 2014, revenue was earned from ten customers.

[3] Accounts receivable:

The Company's largest asset is accounts receivable (approximately 59% of total assets) as of December 31, 2014. The major part of the outstanding receivables is due from three clients. In the normal course of its business and pursuant to its engagement agreements, the Company earns advisory and placement fee income which may be paid on an installment basis by its clients. The Company is also entitled to be reimbursed by its clients for certain travel and other expenses. The Company evaluates collectibility of accounts receivable based on the creditworthiness of each customer. An allowance for doubtful accounts is established, if necessary, based on the results of management's assessment of collectibility. At December 31, 2014, the fees receivable were considered by management to be collectible in full. Therefore, no allowance for doubtful accounts has been provided at December 31, 2014. As of January 31, 2015 the receivable balance was substantially collected.

[4] Cash:

The Company's cash balance is held by one financial institution. The cash held may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

[5] Fixed assets:

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Fixed assets are depreciated on a straight-line basis as follows:

Furniture and fixtures	5 years
Office equipment	3 years

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Income taxes:

The Company has elected to be treated as a partnership for federal and state income tax purposes. As such, net profit or losses generated by the Company are included in the tax returns of the members. Accordingly, no provision for income taxes has been included in the accompanying financial statement. At present, the Company is only doing business in New York State. For the year ended December 31, 2014, the Company had no income from jurisdictions which would impose income tax on it.

There are currently no income tax returns under audit. Furthermore, the management of Company is not aware of any tax positions which, more likely than not, will result in any material tax liabilities which should be recorded or disclosed in the accompanying financial statement.

The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no material unrecognized tax benefits. The Company is subject to U.S. federal and state income tax examinations by tax authorities since inception.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported.

NOTE C - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2014 were as follows:

Furniture and fixtures	$ 18,111
Office equipment	2,710
Total cost	20,821
Less accumulated depreciation	(12,445)
Total cost less accumulated depreciation	$ 8,376

NOTE D - REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as regulated by FINRA. At December 31, 2014, the Company had net capital of $406,233, which exceeded the required net capital by $401,233.

NOTE E - COMMITMENTS

The Company leases office space under a non-cancellable operating lease expiring March 31, 2015. The Company is currently negotiating a lease renewal with its landlord. The new operating lease is expected to involve new space in the same location and to begin on or around April 1, 2015. It is currently expected to be a five year lease, with the right to cancel after four years.

Minimum lease commitments under this lease as of December 31, 2014 are as follows:

Year Ending December 31,	Minimum Lease Commitments
2015	$ 11,493

NOTE F – EXEMPTION FROM RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of M_2O Private Fund Advisors LLC

We have audited the accompanying statement of financial condition of M2O Private Fund Advisors LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M2O Private Fund Advisors LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 17, 2015